GENERAL BUSINESS: 1-631-843-5500 FAX: 1-631-843-5680 www.henryschein.com

May 20, 2020

Patrick Kuhn

Doug Jones

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re:	Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2019

Filed February 20, 2020

File No. 000-27078

Dear Sirs:

We acknowledge receipt of your letter dated May 1, 2020 regarding the above referenced filing.

Please see our following response to the comments in your letter.

Form 10-K for the Year Ended December 28, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2019 Compared to 2018

Gross Profit, page 63

1.

In regard to the gross profit of your health care distribution segment, you disclose here and page 67 the decline in gross profit was due to the decrease in the gross margin rates. Please provide an analysis of the specific factors that impacted the gross margin rates. Refer to Section III.B.4 of SEC Release No. 33-8350 for guidance. To the extent appropriate and material, include the impact on the rates of underlying factors associated with cost of sales.

On each of pages 63 and 67 we reported increases in gross profit for each of the 2019 and 2018 fiscal periods. The gross margin rate of our health care distribution segment in 2019 was 28.94% versus 29.18% in 2018, representing a decrease of 24 basis points in 2019, and 29.50% in 2017, representing a decrease of 32 basis points in 2018. We concluded these decreases in gross profit margin did not represent a known trend or uncertainty that have had or that we reasonably expect will have a material impact on gross margin rates. Furthermore, our internal analysis of the underlying business groups within the health care distribution segment did not identify any specific factor material to the decrease in the gross margin rates. We will continue to assess changes in our gross margin rates and provide discussion and analysis explaining the significant underlying drivers of any material changes.

Liquidity and Capital Resources, page 69

2.

Please provide a more robust analysis of the nearly 82% increase in net cash provided by operating activities in 2019 compared to 2018. Address the significant drivers underlying the items cited and how they impacted operating cash. For example, it appears from the statement of cash flows that each item of working capital varied materially between 2019 and 2018. Please note that merely stating “decreases in working capital requirements” may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Quantify variance factors cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

We experienced a material increase in net cash provided by operating activities in 2019 as compared to 2018 largely due to changes in the components of our working capital in 2019 versus such changes in 2018. A summary of the $188.2 million net increase in 2019 operating cash flow from working capital by component is as follows:

	(in USD thousands)
	2019	2018	Inc (Dec)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	($72,689)	($127,201)	$54,512
Inventories	14,702	(41,042)	55,744
Other current assets	(57,291)	(165,645)	108,354
Accounts payable and accrued expenses	160,851	191,225	(30,374)

	$45,573	($142,663)	$188,236

Principal drivers contributing to this increase included the following:

•

Changes in accounts receivable contributed $54.5 million additional operating cash flow in 2019 versus 2018. The company’s accounts receivable days sales outstanding increased 0.7 days in 2019 versus an increase of 1.1 days in 2018, resulting in lower requirements of cash.

•

Changes in inventories contributed $55.7 million additional operating cash flow in 2019 versus 2018. The company had a global initiative to reduce inventory levels in 2019 resulting in an increase in inventory turns of 5.0 in 2019 versus 4.5 in 2018.

•

Changes in other current assets contributed $108.4 million additional operating cash flow in 2019 versus 2018. The increase was driven by a $146.5 million change in prepaid taxes primarily due to payments related to the Tax Act in 2018, offset by increases in a variety of other miscellaneous items, none of which were individually material.

•

Changes in accounts payable and accrued expenses contributed $30.4 million less to operating cash flow in 2019 versus 2018. Litigation payments of $38.5 million were made in 2019 that had been accrued in 2018, thereby reducing growth in 2019 operating cash flow by $77.0 million. Timing of payments related to restructuring costs decreased cash flow in 2019 versus 2018 by $45.2 million. Partially offsetting these items, there was an increase in operating cash flow due to a $69 million tax liability recorded in 2019 related to the gain on the sale of our equity investment in Hu-Friedy Mfg. Co., LLC that will be paid in 2020. Operating cash flow in each period was also affected by other changes in accounts payable and accrued expenses, none of which were individually material.

We confirm that in our future filings beginning with our Form 10-Q for the fiscal quarter ending June 27, 2020, we will address the significant underlying drivers impacting material changes in operating cash flows.

We acknowledge that Henry Schein, Inc. and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

If you have any questions or comments regarding this response, please contact me at (631) 843-5915 or Steven.Paladino@henryschein.com.

Sincerely,

/s/ Steven Paladino
Steven Paladino Executive Vice President and Chief Financial Officer

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